UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GOLDEN ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

381013 10 1

(CUSIP Number)

Blake L. Sartini

c/o Golden Entertainment, Inc.

6595 S. Jones Blvd.

Las Vegas, NV 89118

Telephone: (702) 893-7777

with a copy to:

D’Oro Holdings, LLC

6595 S. Jones Blvd.

Las Vegas, NV 89118

Telephone: (702) 893-7777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 381013 10 1

1.	Name of Reporting Person: Blake L. Sartini
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:

4.	Source of Funds: OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 7,246,393(1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 7,246,393(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,246,393

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 33.2%

14.	Type of Reporting Person: IN

(1)

Blake L. Sartini and his wife, Delise F. Sartini, are Co-Trustees of The Blake L. Sartini and Delise F. Sartini Family Trust (the “Trust”). As a Co-Trustee of the Trust, Mr. Sartini is deemed to beneficially own the Shares held by the Trust.

CUSIP No.: 381013 10 1

1.	Name of Reporting Person: Delise F. Sartini
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:

4.	Source of Funds: OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 7,246,393(1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 7,246,393(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,246,393

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 33.2%

14.	Type of Reporting Person: IN

(1)	Delise F. Sartini and her husband, Blake L. Sartini, are Co-Trustees of The Trust. As a Co-Trustee of the Trust, Ms. Sartini is deemed to beneficially own the Shares held by the Trust.

CUSIP No.: 381013 10 1

1.	Name of Reporting Person: The Blake L. Sartini and Delise F. Sartini Family Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 7,246,393(1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 7,246,393(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,246,393

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 33.2%

14.	Type of Reporting Person: OO

(1)	Blake L. Sartini and his wife, Delise F. Sartini, are Co-Trustees of The Trust.

CUSIP No.: 381013 10 1

1.	Name of Reporting Person: D’Oro Holdings, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 750,000 8. Shared Voting Power: 0 9. Sole Dispositive Power: 750,000 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 750,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 3.4%

14.	Type of Reporting Person: OO

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Golden Entertainment, Inc., a Minnesota corporation (the “Issuer”). This Amendment No. 2 is being filed jointly by Blake L. Sartini (“Mr. Sartini”), Delise F. Sartini (“Ms. Sartini”), The Blake L. Sartini and Delise F. Sartini Family Trust (the “Trust”) and D’Oro Holdings, LLC (“D’Oro”), to add D’Oro as a joint filer under the Schedule 13D previously filed by Mr. Sartini, Ms. Sartini and the Trust with the Securities and Exchange Commission (the “SEC”) on August 10, 2015, as amended by Amendment No. 1 thereto filed with the SEC on November 2, 2015 (together, the “Schedule 13D”), and to amend and supplement the Items set forth below of the Schedule 13D. Mr. Sartini, Ms. Sartini, the Trust and D’Oro are each referred to herein as a “Reporting Person” and together are referred to as the “Reporting Persons.”

The Schedule 13D is hereby amended as follows:

Item 2.     Identity and Background

The information contained in Item 2 of Schedule 13D is hereby amended and supplemented by adding the following information:

(a), (b), (c), (f) D’Oro is a newly-formed Nevada limited liability company. Blake L. Sartini, II, son of Mr. and Ms. Sartini, is the sole manager of D’Oro and is referred to herein as the “Manager.” The business address of D’Oro and the Manager is 6595 S. Jones Blvd., Las Vegas, NV 89118. The Manager’s principal occupation is Senior Vice President, Distributed Gaming of the Issuer. The Manager is a citizen of the United States of America.

Mr. Sartini, Ms. Sartini and the Trust have entered into a Shareholders’ Agreement and NOL Preservation Agreement (each as defined and described in Item 6 of the Schedule 13D). In connection with its acquisition of Common Stock, D’Oro agreed to be bound by and subject to the terms of the Shareholders’ Agreement as if D’Oro were originally a Shareholder (as defined in the Shareholders’ Agreement) party thereto. As a result, the Reporting Persons are deemed to have formed a group (the “Group”) with (i) Mr. Lyle A. Berman (“Mr. Berman”) and certain entities affiliated with Mr. Berman (collectively with Mr. Berman, the “Berman Entities”), and (ii) certain other shareholders of the Issuer comprising trusts affiliated with another director of the Issuer (such trusts, collectively with the Berman Entities, the “Existing Shareholders”). The filing of this Schedule 13D, as amended, shall not be construed as an admission that any Reporting Person beneficially owns those shares held by any other member of the Group. The Reporting Persons expressly disclaim beneficial ownership in the shares of Common Stock deemed to be held by the Group except to the extent that the Reporting Persons have a pecuniary interest therein.

(d), (e) During the last five years, neither D’Oro nor the Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither D’Oro nor the Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

The information contained in Item 3 of Schedule 13D is hereby amended and supplemented by adding the following information:

On November 2, 2015, the Trust contributed 750,000 shares of Common Stock to D’Oro in exchange for 750,000 units of membership interest in D’Oro, constituting 100% of the outstanding units of membership interest in D’Oro.

Item 4.   Purpose of Transaction

The information contained in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following information:

On August 27, 2015, the Issuer’s Compensation Committee granted Mr. Sartini a stock option to purchase 440,000 shares of Common Stock under the Golden Entertainment, Inc. 2015 Incentive Award Plan (the “2015 Plan”), subject to shareholder approval of the 2015 Plan. The options have a ten-year term and an exercise price of $9.05 per share, which is equal to the fair market value of the Issuer’s Common Stock on the date of grant. Provided that Mr. Sartini continues to render services to the Issuer through the applicable vesting date, the options vest as to 25% of the shares on the first anniversary of the vesting commencement date and vest as to the remaining shares in 36 equal monthly installments thereafter. The options are subject to the restrictions in the 2015 Plan regarding exercisability prior to August 1, 2018. If the 2015 Plan is not approved by the Issuer’s shareholders at the 2016 annual meeting, the foregoing stock option award will be automatically cancelled and become null and void.

On November 2, 2015 the Trust contributed 750,000 shares of Common Stock to D’Oro in exchange for 750,000 units of membership interest in D’Oro, constituting 100% of the outstanding units of membership interest in D’Oro. On November 4, 2015, the Trust made gifts of 25,000 D’Oro membership units to each of three separate trusts formed for the benefit of each of Mr. and Ms. Sartini’s children (the “Children’s Trusts”). On November 6, 2015, the Trust sold 225,000 D’Oro membership units in private sales to each of the three Children’s Trusts in exchange for a promissory note from each trust in a principal amount to be subsequently determined by an independent appraisal of the fair market value of such D’Oro units as of the sale date. The value so determined will represent the aggregate purchase price for such 225,000 units. The Trust engaged in the foregoing transactions in connection with estate planning.

Except as set forth in the Schedule 13D and this Amendment No. 2, neither the Reporting Persons nor the Manager has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

The information contained in Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)     The aggregate percentages of Common Stock reported that are owned by the Reporting Persons are based upon 21,855,143 shares of Common Stock outstanding, consisting of: (1) 21,631,486 shares of common stock outstanding as of November 2, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2015; and (2) 223,657 shares of Common Stock issuable to the Trust as additional merger consideration for the Merger following the completion of the post-closing “true-up” adjustment pursuant to the terms of the Merger Agreement.

Mr. Sartini and Ms. Sartini, as Co-Trustees of the Trust, each are deemed to beneficially own the 7,246,393 shares of Common Stock that are owned by the Trust, constituting approximately 33.2% of the Common Stock outstanding. D’Oro beneficially owns 750,000 shares of Common Stock, constituting approximately 3.4% of the Common Stock outstanding. Each of Mr. Sartini, Ms. Sartini and the Trust disclaims beneficial ownership of the 750,000 shares of Common Stock that are owned by D’Oro, and D’Oro disclaims beneficial ownership of the 7,246,393 shares of Common Stock that are owned by the Trust. The Manager is the sole manager of D’Oro and the trustee of the Children’s Trusts and in such capacities may be deemed to beneficially own the shares of Common Stock beneficially owned by D’Oro. As described in Item 4 above, the Issuer’s Compensation Committee granted Mr. Sartini a stock option to purchase 440,000 shares of Common Stock under the 2015 Plan, subject to shareholder approval of the 2015 Plan.

As reported in the Proxy Statement on Schedule 14A filed with the SEC on June 30, 2015 (the “Proxy Statement”) and the Schedule 13D (Amendment No. 5) filed by Mr. Berman on August 4, 2015, the Berman Entities beneficially own an aggregate of 2,419,475 shares of Common Stock (constituting approximately 11.1% of the Common Stock outstanding) and the other Existing Shareholders beneficially own 1,255,194 shares of Common Stock (constituting approximately 5.7% of the Common Stock outstanding). Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock owned by the Existing Shareholders (including the Berman Entities).

(b)     Mr. Sartini, Ms. Sartini and the Trust each have shared voting and shared dispositive power with respect to all of the shares of Common Stock owned by the Trust. D’Oro has the sole voting power and sole dispositive power with respect to all of the shares of Common Stock owned by D’Oro. The Manager is the sole manager of D’Oro and trustee of the Children’s Trusts and in such capacities may be deemed to have voting and dispositive power with respect to all of the shares of Common Stock owned by D’Oro.

(c)     Except as otherwise described in the Schedule 13D and this Amendment No. 2, neither the Reporting Persons nor the Manager have effected any transactions in the Common Stock or other equity securities of the Issuer during the last 60 days.

(d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of Schedule 13D is hereby amended and supplemented by adding the following information:

The information included in Item 4 above is incorporated herein by reference.

In connection with the contribution by the Trust to D’Oro of 750,000 shares of Common Stock, pursuant to a letter agreement between D’Oro and the Issuer dated November 2, 2015, D’Oro agreed to be bound by and subject to the terms of the Shareholders’ Agreement as if the LLC were originally a Shareholder (as defined in the Shareholders’ Agreement) party thereto. In addition, D’Oro acknowledged and agreed: (i) to be bound by the provisions of Section 5.22 of the Merger Agreement as a Stockholder Related Party (as defined in the Merger Agreement) with respect to the 750,000 shares of Common Stock transferred to D’Oro, and (ii) that D’Oro shall have the rights and obligations of the Trust under Section 5.22 of the Merger Agreement with respect to such shares.

Item 7.	Material to be Filed as Exhibits.

See Exhibit Index attached to this Amendment No. 2 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2015	The Blake L. Sartini and Delise F. Sartini Family Trust

	By:	/s/ Blake L. Sartini
		Name:	Blake L. Sartini
		Title:	Co-Trustee

	By:	/s/ Delise F. Sartini
		Name:	Delise F. Sartini
		Title:	Co-Trustee

Individuals

	By:	/s/ Blake L. Sartini
		Name:	Blake L. Sartini

	By:	/s/ Delise F. Sartini
		Name:	Delise F. Sartini

D’Oro Holdings, LLC

	By:	/s/ Blake L. Sartini, II
		Name:	Blake L. Sartini, II
		Title:	Manager

Exhibit Index

EExhibit No.	Description	Method of Filing
99.1	Joint Filing Agreement, dated November 10, 2015, by and among The Blake L. Sartini and Delise F. Sartini Family Trust, Blake L. Sartini, Delise F. Sartini and D’Oro Holdings, LLC.	Attached hereto.

99.7	Letter Agreement dated November 2, 2015 by and between D’Oro Holdings, LLC and Golden Entertainment, Inc.	Attached hereto.